June 15, 2020
Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  Kathryn Jacobson, Senior Staff Accountant and Craig Wilson, Senior Advisor

Re:	Liberty Latin America Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 19, 2020
8-K filed May 5, 2020
File No. 001-38335

Dear Ms. Jacobson,

Set forth below are responses to the comments contained in the Staff’s letter to Christopher Noyes, Senior Vice President and Chief Financial Officer of Liberty Latin America Ltd. (the “Company” or “LLA”), dated June 8, 2020, regarding the LLA Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”) and the LLA 8-K filed May 5, 2020 (the “May Form 8-K”).  For your convenience, each of our responses below is preceded by the Staff’s comment. All section references refer to the corresponding sections of the Form 10-K or the May Form 8-K, as applicable and unless otherwise noted, and all page references in our responses are to the pages in the Form 10-K or the May Form 8-K, as applicable. Terms used but not defined herein have the meanings ascribed to them in the Form 10-K or the May Form 8-K, as applicable.

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Form 10-K for Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Net Loss, page F-18

1.
Comment: We note that you refer to aggregate Adjusted OIBDA hereunder and OIBDA (on a consolidated basis) elsewhere in your filing (pages II-20 and II-22). We further note in Item 2.02 of each of your Forms 8-K, that Adjusted OIBDA (which you rename as OCF in such 8-Ks) is a “meaningful measure because it represents a transparent view of your recurring operating performance that is unaffected by your capital structure” and is “useful to investors because it is one of the bases for comparing your performance with the performance of other companies in the same or similar industries.” Outside of the segment footnote, please identify consolidated adjusted OIBDA as a non-GAAP measure. Accordingly, please provide the required reconciliation and disclosures pursuant to Item 10(e)(i) of Regulation S-K.
If you also use Adjusted OIBDA as a liquidity measure, as suggested by its alternate titling as OCF, an acronym for operating cash flow, please additionally reconcile to net cash provided by operating activities, which would be its most comparable GAAP liquidity measure.

Response: We advise the Staff that to the extent we include a non-GAAP measure in future filings and documents furnished with the Securities and Exchange Commission (“SEC”) that we will identify the measure as a non-GAAP measure and include a reconciliation and other required disclosures as set forth under Item 10(e)(i) of Regulation S-X.
We respectfully advise the Staff that our measure of Adjusted OIBDA is a performance measure and is not used as a liquidity measure, and as such, a reconciliation to cash provided by operating activities in our consolidated statements of cash flows is not required. We further direct the Staff to our response to Comment #4 below regarding the naming convention of “OCF” that we will apply on a prospective basis in future filings and documents furnished to the SEC.
Form 8-K filed May 5, 2020
Liberty Latin America Reports Fiscal 2019 Results, page 4

2.
Comment: We note that your presentation of rebased revenue growth in the headline and throughout the earnings release is not consistent with Q&A 102.10 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures (April 4, 2018). Please revise in future filings.

Response: We advise the Staff that in future filings, to the extent a non-GAAP measure is disclosed, we will present the most directly comparable GAAP measure with equal or greater prominence.

3.
Comment: We further note your disclosure on page 14 that the adjustments reflected in your “rebased amounts have not been prepared with a view towards complying with Article 11 of Regulation S-X”. Merely combining information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Regulation S-X Article 11, such as your rebased amounts and growth percentages, would generally be inappropriate. Notwithstanding, if provided in the future, supplemental S-X Article 11 pro forma financial information, in lieu of rebased information, should not be presented with greater prominence than the historical financial statements. Please revise in future filings.

Response: We respectfully advise the Staff that our rebased growth rates reflect adjustments to reported growth rates for two items: (i) to present growth on a constant currency basis; and (ii) to adjust for the impact of acquisitions and dispositions. Our most recent acquisitions (Cabletica in October 2018 and United Telecommunication Services N.V. in March 2019) and the disposition of our operations in the Seychelles in November 2019, were not transactions that either individually or collectively, where applicable, triggered requirements for disclosures of pro forma financial information as set forth in Article 11 of Regulation S-X (“Article 11”). Notwithstanding, we believe that providing supplemental rebased-related disclosures (“Rebase”) to our investors is important, and consistent with the principles set forth in Item 303 of Regulation S-K, in order to:

•	provide a narrative explanation of our key performance metrics (“KPIs”), which are revenue and Adjusted OIBDA, that enables investors to see the Company through the eyes of management;

•	enhance our overall financial disclosures and provide the context within which financial information should be analyzed; and

•	provide information about the quality of, and potential variability of, our KPIs, so that investors can ascertain the likelihood that past performance is indicative of future performance.

We further advise the Staff that management of the Company uses rebased information: (i) as our primary internal method to monitor changes in the performance of our KPIs on a constant-currency basis and to reflect the impact of acquisitions and dispositions; (ii) in order to determine certain compensation-related payouts; and (iii) to provide meaningful disclosure to our investors based upon how management of the Company monitors performance period over period. With regard to the last point, rebased growth rates have been communicated to our investor base over many years, and we believe our investors view this as useful information.
We call to the Staff’s attention that the rules set forth in Article 11 differ from the Company’s concept of Rebase in three significant ways: (i) Article 11 does not allow for constant-currency adjustments, which due in particular to the volatility in the foreign currency exchange rate between the U.S. dollar and the Chilean Peso, we believe it is important to an investor for understanding the Company's results of operations; (ii) Article 11 requires adjustments for items that do not impact the Company’s KPIs, such as adjustments for property, equipment and intangible asset valuation, and related depreciation and amortization, and adjustments for debt financing transactions associated with an acquisition; and (iii) Article 11 generally requires providing adjustments back to January 1 of the prior year whereas our Rebase adjustments are provided for only the prior 12 months such that the corresponding prior-year period(s) are on a like-for-like basis with the current year period(s) following the date of an acquisition or disposition. As a result of these differences between Article 11 and Rebase, as well as the objectives of Article 11 as compared to that of Rebase for the Company, we specifically acknowledge on page 14 of our May Form 8-K that Rebase should not be viewed as Article 11 pro forma financial information. However, as it relates to acquisition-related rebase adjustments for our KPIs, as set forth on page 15 of the May Form 8-K, we believe such adjustments are in line with the guidance in Article 11, as they incorporate: (i) any significant differences between U.S. GAAP and local generally accepted accounting principles; (ii) any significant effects of acquisition accounting; or (iii) any significant differences between our accounting policies and those of the acquired entities.
We have also provided transparent disclosures regarding rebased revenue and Adjusted OIBDA, including: i) quantified rebase adjustments as shown on page 15 of the May Form 8-K, which allows for easy comparison to reported growth rates; ii) explanation of what transactions we are rebasing for; iii) the source of pre-acquisition financial data and the nature of rebase adjustments made; and iv) clear disclosure that rebased growth rates are not necessarily indicative of what would have occurred had the transactions closed on the dates assumed. With these transparent disclosures, we believe: (i) the rebased growth calculations provide investors with material and meaningful information regarding changes in our KPIs that are in line with the principals and objectives of the rules set forth in Regulation S-K and Article 11; and (ii) our disclosures of rebased information does not omit any material information relating to our KPIs that would otherwise be present in Article 11 compliant financial information.
On a prospective basis, we will update disclosures in future filings to: (i) ensure that growth rates for the most directly comparable GAAP measure have equal or greater prominence in all cases; (ii) more explicitly disclose that rebased growth rates are a non-GAAP measure; and (iii) remove the language stating that the rebase adjustments have not been prepared with a view towards complying with Article 11 of Regulation S-X.
OCF Definition and Reconciliation, page 15

4.
Comment: We note your disclosure that OCF has the same meaning as the term “Adjusted OIBDA” that is referenced in your Form 10-Q (and additionally, in your 10-K). Inconsistency in the labeling of a non-GAAP measure is confusing and thus, may be potentially misleading to investors. Refer to Regulation G, Rule 100(b). Please revise in future filings. Additionally, please make clear that OCF (or Adjusted OIBDA if renamed as such) and Adjusted Free Cash Flow are identified as non-GAAP measures.

Response: We advise the Staff that in future filings and documents furnished with the SEC, we will revise our disclosures to respond to the Staff's comment, including to update the term “Operating Cash Flow” or “OCF” to Adjusted OIBDA. We further advise that we will update disclosures in future filings to ensure it is clear that Adjusted OIBDA and Adjusted Free Cash Flow are non-GAAP financial measures.
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If you have any questions with respect to the foregoing or require further information, please contact the undersigned.

Very truly yours,

/s/ Christopher Noyes
Christopher Noyes - Senior Vice President and Chief Financial Officer

cc:	John M. Winter - Liberty Latin America Ltd.
Beverly B. Reyes - Baker Botts L.L.P.
Thomas M. Mount - KPMG LLP